USA Financial Securities, LLC

Financial Statements

December 31, 2025

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

USA Financial Securities, LLC

Contents

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SEC FILE NUMBER
8-52342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: USA Financial Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6020 E Fulton Street SE
(No. and Street)

Ada	MI	49301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Bachert	(888) 407-8198	wbachert@usafinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

3800 Glenwood Ave, Ste 900	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Bachert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of USA Financial Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AARON LAMPORT
County of Kent
NOTARY PUBLIC
Expires 03-20-2030
STATE OF MICHIGAN

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

4



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
USA Financial Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of USA Financial Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as USA Financial Securities, LLC's auditor since 2025.

Denver, Colorado
March 26, 2026

USA FINANCIAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2025
Cash		
Operating	$	1,712,569
Receivables:		
Commissions		
Affiliated		1,223,826
Non-affiliated		1,089,966
Representatives		1,394
Other		132,028
Related parties		12,461
Firm operating accounts - brokerage/custody		57,661
Prepaid expenses		464,020
Available-for-sale securities		12,936
Clearing deposit - Pershing		25,000
CRD accounts		14,224
TOTAL ASSETS	$	4,746,085

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable:		
Representatives	$	2,087,670
Related party		259,499
Accrued expenses:		
Leased employees - related party		248,454
Other		43,164
Operational accounts - Pershing		67,343
Total Liabilities		2,706,130
STOCKHOLDERS' EQUITY:		
Common stock, no par value; shares authorized 60,000;		
issued and outstanding 12,000		200,000
Paid-in capital		485,000
Retained earnings		1,354,955
Total Stockholders' Equity		2,039,955
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,746,085

See Report of Independent Registered Public Accounting Firm and notes to the financial statements

USA FINANCIAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities, LLC (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a Delaware limited liability company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The financial statements are prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when incurred.

BASIS OF PRESENTATION

The Company is engaged in business in multiple states as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions. The Company is also a Registered Investment Advisor.

CASH AND CASH EQUIVALENTS

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash and cash equivalents are defined as cash in bank and highly liquid, short-term investments with original maturities fewer than 90 days. These investments are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2025. At December 31, 2025, the Company bank balance totaled $1,712,569. There was $1,462,569 uninsured by the Federal Deposit Insurance Corporation (FDIC).

AVAILABLE-FOR-SALE-SECURITIES

Available-for-sale securities, consisting of a non-publicly traded Real Estate Investment Trust (REIT), are carried at market value. Realized and unrealized gains and losses on available-for-sale securities are recognized in the statement of operations as they occur. Cost of securities sold for the purpose of computing gains or losses is determined by the specific identification method.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale on a recurring basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

AVAILABLE-FOR-SALE-SECURITIES (CONTINUED)

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability.

ACCOUNTS RECEIVABLE

Accounts receivable includes securities fees/commissions and representative fee obligations due under normal trade terms. Accounts receivable is stated as net of allowances for credit losses. The Accounts Receivable balance at January 1, 2025 was $2,398,893 and December 31, 2025 was $2,459,675.

The guidance under ASC Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The allowance for credit losses is based on the Company's expectation of the collectability of the financial instruments carried at amortized costs, including commissions, fees, and other receivables, using the CECL framework. The Company's expectation is that the credit risk associated with receivables is based on the client with which it conducts business and that client's ability to fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the receivables being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has evaluated its outstanding accounts receivable and does not believe there is a need for any material allowances for credit losses as of December 31, 2025.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred, and discretion in establishing the price.

SIGNIFICANT JUDGMENTS

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

SEGMENT REPORTING

The Company has identified its Chief Executive Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Revenues are derived primarily from commission income. All significant operating decisions are based on consolidated results, and discrete financial information at a lower level is not regularly reviewed by the CODM. Entity-wide disclosures about products and services, geographic areas, and major customers (if applicable) are presented in the accompanying notes.

COMMISSION REVENUE

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMMISSION REVENUE (CONTINUED)

The Company is the principal for commission revenue, as it is responsible for the execution of the client's purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates three types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, trailing commission revenue that is recognized over time as earned, and investment advisory commission revenue that is either asset-based or hourly/project fee based and recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase.

Trailing commission revenue and the asset-based portion of investment advisory commission revenue are generally based on a percentage of the current market value of clients' investment holdings in eligible assets, and is recognized during the period during which services, such as on-going support, are performed. The hourly/project portion of the investment advisory commission revenue is a set amount billed by the hour or as a total project fee and recognized during the period during which services are performed. As trailing commission revenue and asset-based commission revenue are based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

DISTRIBUTION FEES

The Company may enter arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors, and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund, and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual Financial Industry Regulatory Authority (FINRA) licensing over the period of benefit which was twelve months for 2025.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING COSTS

Advertising costs are charged to Marketing and Recruiting Expenses as incurred. Advertising expenses totaled $41,096 for year ended December 31, 2025.

INCOME TAXES

The Company is organized as a limited liability company for federal and state income tax purposes and has elected to be treated as a partnership. Under these provisions of the Internal Revenue Code and relevant State statutes, the Company's earnings are passed-through and taxed at the partner level. Accordingly, no provision for income taxes is included in the Statement of Operations.

The Company is subject to certain state franchise, gross receipts, and other non-income based taxes related to the operations of the business. These taxes are recorded in Other Expenses in the Statement of Operations.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commission owed.

The Company's policy is to monitor its market exposure and counterparty risk. The Company maintains insurance to mitigate their risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RELATED PARTIES

The Company is a wholly owned subsidiary of USA Financial, LLC (Parent). The Company has transactions with its Parent and Parent's other subsidiaries. The Company also has transactions with Saybrus Equity, LLC (Saybrus), an affiliate by common ownership and control with Parent. Please see Note 6 for additional related party information.

3. AVAILABLE-FOR-SALE SECURITIES

Marketable securities have been classified according to management's intent. Available-for-sale securities at December 31, 2025, totaled $12,936. This is comprised of one position, The National Healthcare Properties, Inc. REIT, and is measured using Level 3 inputs.

4. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $25,000.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $1,096,238, which was $915,829 in excess of the minimum required net capital of $180,409, and the Company's aggregate indebtedness to net capital ratio was 2.47 to 1.

6. RELATED PARTY TRANSACTIONS

The Company reimburses USA Financial, LLC (Parent) for costs paid on the Company's behalf. Total expenses reimbursed for year ended December 31, 2025, were $740,467. The unpaid portion of these expenses included in accounts payable at year ended December 31, 2025, was $245,186. Included in total expenses to Parent is total rent paid, per sublease agreement. Total rent paid for the year ended

December 31, 2025, was $87,035. In addition to reimbursed expenses, the Company paid Parent $300,000 in administrative fees for year ended December 31, 2025.

The Company reimburses USA Financial Insurance Services, LLC, for costs paid on the Company's behalf. Total expenses reimbursed for the year ended December 31, 2025, were $70,462. The unpaid portion of these expenses included in accounts payable was $544 at December 31, 2025.

6. RELATED PARTY TRANSACTIONS (CONTINUED)

Additionally, the Company has a revenue sharing agreement with USA Financial Insurance Services, LLC. The revenue sharing agreement generated $902,570 of the Company's revenues for the year ended December 31, 2025. The unpaid portion of this income included in accounts receivable is $9,357 at December 31, 2025.

The Company engaged in business with USA Financial Exchange, LLC, which included sales of products offered by USA Financial Formulas, LLC. The revenue generated by USA Financial Exchange, LLC totaled $14,338,983 for the year ended December 31, 2025. The unpaid portion of this income included in commissions receivable is $1,223,826.

The Company receives advertising and marketing support services from USA Financial Advisor Advancement, LLC. A total of $36,000 for these support services was charged to expense for the year ended December 31,2025. Additionally, the Company reimburses USA Financial Advisor Advancement, LLC for costs paid on the Company's behalf. Total expenses reimbursed for the years ended December 31, 2025, were $387,439. The unpaid portion of these expenses included in accounts payable was $4,829.

Additionally, the Company receives reimbursement from USA Financial Advisor Advancement, LLC for certain representative fees and technology costs incurred by the Company. Total expense reimbursement totaled $528,989 for year ended December 31, 2025. The total expense reimbursement in accounts receivable was $2,533 at December 31, 2025.

The Company reimburses USA Financial Team, LLC, for employee-related expenses such as payroll and benefits. Total expenses for year ended December 31, 2025, were $2,400,675. This amount includes $6,000 of management fees for services provided to the Company. The total unpaid portion of employee expenses included in accrued expenses was $248,454 at December 31, 2025.

The Company has a revenue sharing agreement with Saybrus. A portion of commissions received by the Company, for dually registered representatives, are paid to Saybrus. A total of $54,867 was charged to registered rep commissions expense under this agreement for the year ended December 31, 2025. The unpaid portion of these expenses included in accounts payable was $237.

Several representatives of the Company are employees of the Company. These related representatives generated $152,794 in revenue for the year ended December 31, 2025. Of this revenue, the amount uncollected and included in commissions receivable totaled $10,667. A portion of the revenue generated was paid to these representatives and expensed as commission expense.

Related representative commission expense totaled $120,534 for the year ended December 31,2025. Of the total charged to commission expense, there was $8,702 payable to the related representatives at December 31, 2025.

7. MAJOR PRODUCTS

For year ended December 31, 2025, the Company's revenues were substantially from two product types which accounted for approximately 88% of revenues.

8. CONTINGENCIES

The Company is involved in litigation arising in the ordinary course of business. There are outstanding claims for which the company is potentially liable. The matters are progressing, but the amount of liability, if any, cannot yet be determined with certainty. Due to the uncertainty, management does not express an opinion as to the likely outcome of the matters which are neither probable nor remote.

9. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 26, 2026, the date the financial statements were issued.